The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion dated February 2, 2023
Rule 424 (b) (3)
Registration No. 333-249702
CUSIP #: 63743HFG2
TRADE DATE: February   , 2023
SETTLEMENT DATE: February   , 2023
PRELIMINARY PRICING SUPPLEMENT NO. D1009 DATED
February   , 2023
TO PROSPECTUS SUPPLEMENT DATED October 30, 2020
AND BASE PROSPECTUS DATED October 28, 2020
NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION
Medium-Term Notes, Series D
With Maturities of Nine Months or More from Date of Issue
Fixed Rate Notes
Principal Amount:	$ (the notes issued hereby will be part of the same series of notes as the issuer’s 4.80% Medium-Term Notes, Series D due March 15, 2028 issued in the principal amount of $400,000,000 on December 16, 2022)
Issue Price:	% of Principal Amount (plus accrued interest from and including December 16, 2022 to, but excluding the Original Issue Date)
Original Issue Date:	February , 2023
Maturity Date:	March 15, 2028
Interest Rate:	4.80% per annum
Interest Payment Dates:	Each March 15 and September 15, commencing March 15, 2023
Optional Redemption:	The Company may redeem the notes at any time prior to February 15, 2028 (the “Par Call Date”), at its option, in whole or in part, at a “make-whole” redemption price equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.
At any time on or after the Par Call Date, the Company may redeem the notes, at its option, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes then outstanding to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the date of redemption.
“Treasury Rate” means, with respect to any redemption date, the yield determined by the Company in accordance with the following two paragraphs.
The Treasury Rate shall be determined by the Company after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) — H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities — Treasury constant maturities — Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, the Company shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields — one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life — and shall interpolate to the Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.
If on the third business day preceding the redemption date H.15 TCM or any successor designation or publication is no longer published, the Company shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Par Call Date, as applicable. If there is no United States Treasury security maturing on the Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the Par Call Date, one with a maturity date preceding the Par Call Date and one with a maturity date following the Par Call Date, the Company shall select the United States Treasury security with a maturity date preceding the Par Call Date. If there are two or more United States Treasury securities maturing on the Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Company shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.
Payment at Maturity:	The payment at maturity will be 100% of the Principal Amount plus accrued and unpaid interest, if any
Agent’s Discount or Commission:	%

Agent(s):	Mizuho Securities USA LLC PNC Capital Markets LLC Scotia Capital (USA) Inc. RBC Capital Markets, LLC KeyBanc Capital Markets Inc.
Capacity:	Principal
Form of Note: (Book-Entry or Certificated)	Book Entry
Other Terms:
Supplemental Discussion of Material U.S. Federal Income Tax Considerations
This section supplements the discussion under “Material U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement dated October 30, 2020, and should be read together with such discussion. This discussion only applies to holders that buy notes in this offering at the price set forth in this pricing supplement and who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus supplement.
Qualified Reopening of the Notes.   Debt instruments issued as part of the “qualified reopening” of a previous issue of debt instruments are treated as part of the original issue and, consequently, are deemed to have the same issue date and the same issue price as the original debt instruments. For U.S. federal income tax purposes, we intend to treat the issuance of the notes as a “qualified reopening” of the 4.80% Medium-Term Notes, Series D due March 15, 2028 issued in the principal amount of $400,000,000 on December 16, 2022 (the “previously issued notes”). Therefore, the notes are intended to be treated as being fungible with the previously issued notes for U.S. federal income tax purposes and will be treated as part of the same issue as the previously issued notes and will have the same “issue date” and “issue price” as the previously issued notes.
Taxation of Interest.   A portion of the purchase price paid for the notes offered hereby will be attributable to the amount of stated interest accrued prior to the date the note is purchased (“pre-issuance accrued interest”). We intend to take the position that, to the extent a portion of a U.S. holder’s purchase price is attributable to pre-issuance accrued interest, a portion of the first stated interest payment equal to the amount of such pre-issuance accrued interest will be treated as a nontaxable return of such pre-issuance accrued interest to the U.S. holder. Amounts treated as a nontaxable return of pre-issuance accrued interest should reduce a U.S. holder’s adjusted tax basis in the notes offered hereby by a corresponding amount. Prospective purchasers of the notes offered hereby should consult their tax advisors with respect to the tax treatment of pre-issuance accrued interest.

Medium-Term Notes, Series D may be issued by the Company in an unlimited aggregate principal amount.
It is expected that delivery of the notes will be made against payment therefor on or about        , 2023 which is the            trading day following the date hereof (such settlement cycle being referred to as T+      ). Purchasers of notes should note that the ability to settle secondary market trades of the notes effected on the date of pricing or the next             business days may be affected by the T+     settlement. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next       business days will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own legal advisors.
Validity of the Medium-Term Note
In the opinion of Hogan Lovells US LLP, as counsel to the Company, when the notes offered by this pricing supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will constitute valid and binding obligations of the Company, subject to the effect of (a) bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting creditors’ rights (including, without limitation, the effect of statutory and other law regarding fraudulent conveyances, fraudulent transfers and preferential transfers), and (b) the exercise of judicial discretion and the application of principles of equity, good faith, fair dealing, reasonableness, conscionability and materiality (regardless of whether the applicable agreements are considered in a proceeding in equity or at law).
This opinion is based as to matters of law solely on applicable provisions of the following, as currently in effect: (i) the District of Columbia General Cooperative Association Act of 2010 and (ii) the laws of the State of New York (but not including any laws, statutes, ordinances, administrative decisions, rules or regulations of any political subdivision below the state level). In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated October 30, 2020, which has been filed as an exhibit to a Current Report on Form 8-K by the Company on October 30, 2020.